SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------------

FORM 11-K

(Mark One)

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of

1934

For the fiscal year ended December 31, 2019

OR

[ ] Transition Report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 [No Fee Required]

For the transition period from ______ to_______

Commission File Number 1-11416

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Consumer Portfolio Services, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consumer Portfolio Services, Inc.

3800 Howard Hughes Parkway

Las Vegas, NV 89169

REQUIRED INFORMATION

I. Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.

II. Exhibits:

Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Consumer Portfolio Services, Inc. 401(k) Plan

June 26, 2020	By: /s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Member, Benefits Committee

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2019 and 2018

(with Report of Independent Registered Public Accounting Firm Thereon)

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Benefits Committee
Consumer Portfolio Services, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ HASKELL & WHITE LLP

We have served as the Plan’s auditor since 2005.

Irvine, California

June 26, 2020

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2019 and 2018

Investments (Notes 2, 3 and 4):	2019	2018

Interest bearing cash	$99,652	$93,245
Guaranteed interest account, at contract value	4,556,143	3,983,694
Registered investment companies	30,394,297	22,785,138
Consumer Portfolio Services, Inc. common stock	2,198,827	1,892,101

Total investments	37,248,919	28,754,178

Notes receivable from participants	1,706,895	1,428,055

Net assets available for benefits	$38,955,814	$30,182,233

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2019 and 2018

	2019	2018
Additions to net assets attributed to:

Contributions:
Employees	$2,811,387	$2,399,622
Employer	1,563,785	1,446,044
Employees individual rollover	202,719	232,498

Total contributions	4,577,891	4,078,164

Investments (Notes 3 and 4):
Interest on interest bearing cash	2,176	1,556
Interest at contract value on guaranteed interest account	130,205	118,821
Net appreciation (depreciation) in fair value of registered investment companies	4,945,203	(2,111,729)
Unrealized gain (loss) on CPS, Inc. common stock	221,121	(711,859)
Dividends from registered investment companies	923,656	888,755
Investment expenses	(167,929)	(151,200)

Total investments	6,054,432	(1,965,656)

Interest on notes receivable from participants	91,318	67,778

Total additions	10,723,641	2,180,286

Deductions from net assets attributed to:

Benefits paid to participants	(1,886,566)	(1,876,303)
Administrative fees	(63,494)	(54,657)

Total deductions	(1,950,060)	(1,930,960)

Net increase in net assets available for benefits	8,773,581	249,326

Net assets available for benefits:

Beginning of year	30,182,233	29,932,907

End of year	$38,955,814	$30,182,233

See accompanying notes to financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2019 and 2018

(1)	Description of the Plan

The following description of the Consumer Portfolio Services, Inc. (the “Plan Sponsor” or “CPS, Inc.”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a profit sharing plan with cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor’s common stock without regard to Section 407(a) of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Plan Sponsor adopted the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. During 2012, the Plan was amended to allow for automatic enrollment with automatic deferral contributions of 3% of eligible compensation of employees eligible to participate in the Plan, unless otherwise elected by such employees.

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of ERISA.

(b)	Administration of the Plan

The Plan is administered by the Human Resources Department (the “Plan Administrator”) of the Plan Sponsor. The Plan Administrator consults with the benefits committee and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

The Plan is operated under an agreement which requires that MassMutual Retirement Services (MassMutual), as custodian and record-keeper, hold and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

(c)	Contributions

Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 100% of their annual compensation, after required deductions, such as those required by the Federal Insurance Contributions Act. Contributions are subject to certain limitations as defined in the Plan agreement, as well as a maximum of $19,000 and $18,500 for the years ended December 31, 2019 and 2018, respectively, under the Internal Revenue Code (IRC) of 1986. Catch-up contributions (within the meaning of Section 414(v) of the IRC) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $6,000 for both 2019 and 2018. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

For each of the years ended December 31, 2019 and 2018 the Plan Sponsor may make a discretionary matching contribution equal to a discretionary amount of each participant’s pretax contributions up to a maximum of $2,000. Discretionary cash matching contributions were $1,563,785, and $1,446,044 for the years ended December 31, 2019 and 2018, respectively.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2019 and 2018

(1)	Description of the Plan (continued)

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Plan Sponsor’s matching contributions and investment earnings and charged with an allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

(e)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement and upon termination for disability.

(f)	Investment Options

The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the investment literature provided by the Plan Sponsor for a complete description of the investment options and for the detailed composition of each investment fund.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts. Such borrowings and repayments are treated as transfers from and to, respectively, the participant’s investment funds. Borrowings are secured by the participant’s vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant’s vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence.

Notes receivable from participants are payable through payroll deductions in installments of principal plus interest of prime rate plus 1 percentage point with final payments due between January 2020 and August 2031.

(h)	Payments of Benefits

Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant’s life expectancy. Benefits are recorded when paid.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2019 and 2018

(1)	Description of the Plan (continued)

(i)	Forfeited Accounts

In accordance with the Plan agreement, forfeitures attributable to matching contributions must be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2019 and 2018, forfeited accounts totaled $66,267 and $72,300, respectively.

(j)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in according with accounting principles generally accepted with United State of America (“GAAP”).

(b)	Subsequent Events

The Plan Administrator evaluated subsequent events through June 26, 2020, the date the financial statements were available to be issued.

In March 2020, the World Health Organization classified the novel coronavirus (“COVID-19”) outbreak as a pandemic, triggering volatility in financial markets and negatively impacting the global economy. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

In response to the pandemic outbreak of COVID-19, the United States Congress passed the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) to provide expanded access to retirement plan accounts. The Plan adopted provisions under the CARES Act related to distributions, loans and deferred loan repayments for those participants who qualify under the CARES Act.

(c)	Investments

Publicly traded securities are carried at fair value based on published market quotations. Shares of registered investment companies are valued at the net fair value of the underlying assets at year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2019 and 2018

(2)	Significant Accounting Policies (continued)

Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the date investments are sold during the year.

The Plan invests in a Guaranteed Interest Account (“GIC”), which is valued at contract value based on the underlying value of the account’s group annuity contract. In the event that the underlying agreements in the Plan’s investments in fully benefit-responsive investment contracts are fully or partially terminated, participants will receive the liquidation value instead of the contract value. The Plan Administrator does not anticipate the full or partial termination of such agreements in the foreseeable future.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan agreement.

(e)	Administrative Expenses

The Plan and the Plan Sponsor share plan expenses. Certain direct investment expenses, such as record keeping fees, brokerage fees, loan, withdrawal or distribution processing fees are deducted from participants’ accounts. During the years ended December 31, 2019 and 2018, $167,929 and $151,200, respectively, in Plan investment and administrative expenses were paid through the use of forfeitures.

(f)	Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with GAAP. Accordingly, actual results may differ from those estimates.

(3)	Investments

In accordance with GAAP, the Plan uses a hierarchy for measuring the fair value of all financial assets and liabilities that are being measured and reported at fair value on a recurring and non-recurring basis. Fair value is measured in levels, which are described in more detail below, and are determined based on the observability and reliability of the assumptions used to determine fair value.

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models, and similar techniques, and not based on market exchange, dealer or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2019 and 2018

(3)	Investments (continued)

Certain investments in the Plan are measured and reported at fair value on a recurring basis. The following tables show the balances of these investments based on their GAAP designated levels:

	As of December 31, 2019
	Total	Level 1	Level 2	Level 3

Registered investment companies	$30,394,297	$30,394,297	$–	$–
CPS, Inc. common stock	2,198,827	2,198,827	–	–
Interest bearing cash	99,652	99,652	–	–
Total	$32,692,776	$32,692,776	$–	$–

	As of December 31, 2018
	Total	Level 1	Level 2	Level 3

Registered investment companies	$22,785,138	$22,785,138	$–	$–
CPS, Inc. common stock	1,892,101	1,892,101	–	–
Interest bearing cash	93,245	93,245	–	–
Total	$24,770,484	$24,770,484	$–	$–

Registered investment companies were valued at their daily closing price.

The Plan is a party to a fully benefit-responsive guaranteed interest contract with MassMutual. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement for that portion of the net assets available for plan benefits attributable to the guaranteed investment contract. The guaranteed interest contract is presented on the face of the statements of net assets available for benefits at contract value. Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

(4)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, registered investment companies, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants’ account balances and the amounts reported in the financial statements.

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CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Notes to Financial Statements (continued)

December 31, 2019 and 2018

(5)	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the IRC and is, therefore, exempt from Federal income taxes. As described in Note 1, the Plan has been amended since receiving the determination letter, including the adoption of the MassMutual Life Insurance Company Flexinvest® Prototype Non-Standardized 401(k) Profit Sharing Plan. The IRS has determined and notified MassMutual Life Insurance Company by a letter dated February 20, 2015 that the form of the prototype plan is acceptable under section 401 of the Code for use by employers for the benefit of their employees. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

(6)	Party-in-interest

Certain Plan investments are managed by MassMutual. MassMutual is the custodian of these assets and provides record keeping services to the Plan and; therefore, these transactions qualify as permitted party-in-interest transactions. The Plan Sponsor offers its common stock as an investment option and performs administrative functions at no cost. These are also considered permitted party-in-interest transactions.

9

CONSUMER PORTFOLIO SERVICES, INC. 401(K) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at Endof Year) – December 31, 2019

Plan # 001 – EIN # 32-0021607

(a)	(b) Identity of issuer, borrower, lessor or similar party	( c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost	( e) Current value
	Vanguard	MF-469 Vanguard 500 Index Fund	$4,478,028	$6,447,544
*	MassMutual	Guaranteed Interest Account	4,556,143	4,556,143
	American Funds	MF-1841 American Funds Balanced Fund	2,264,935	2,495,260
	Franklin Templeton	MF-2775 Franklin Growth Fund	2,353,704	2,490,447
*	Consumer Portfolio Stock	Outside Fund	3,852,179	2,198,827
	Vanguard	MF-1060 Vanguard Life Strat Mod Gr Fund	1,584,386	1,816,948
	Vanguard	MF-2102 Vanguard Balanced Index Fund	1,390,911	1,747,602
	American Funds	MF-1755 American Funds AMCAP Fund	1,442,880	1,641,003
	American Funds	MF-1799 American Funds Sm Cap World Fund	1,108,679	1,342,593
	Dimensional Fund Advisors	MF-CJZ DFA US Large Cap Value Fund	1,135,307	1,263,336
	Vanguard	MF-1061 Vanguard Life Strat Gr Fund	735,929	862,751
	American Funds	MF-2403 American Funds Bond Fund of America	792,922	809,197
	American Funds	MF-1726 Amrcn Fnds 2055 Trgt Dt Ret Fd	729,353	779,122
	Vanguard	MF-2070 Vanguard Mid Cap Index Fund	600,332	744,726
	Dimensional Fund Advisors	MF-2417 DFA Global Equity Fund	602,276	740,099
	American Funds	MF-1725 Amrcn Fnds 2050 Trgt Dt Ret Fd	686,248	731,590
	American Funds	MF-1723 Amrcn Fnds 2040 Trgt Dt Ret Fd	672,532	719,538
	American Funds	MF-1722 Amrcn Fnds 2035 Trgt Dt Ret Fd	647,110	680,157
	Vanguard	MF-1059 Vanguard LifeStrategy Con Gr Fd	523,087	575,474
	American Funds	MF-1724 Amrcn Fnds 2045 Trgt Dt Ret Fd	533,728	567,621
	Vanguard	MF-324 Vanguard Infl-Protected Secs Fund	538,071	540,320
*	Mass Mutual Select	MF-WF Select Mid Cap Gr Fd	521,126	526,566
*	Mass Mutual Premier	MF-S2 Premier Oppenheimer Fds Sm Cp Opp Fd	504,601	512,052
	Vanguard	MF-2087 Vanguard Developed Markets Index Fund	450,404	493,549
	American Funds	MF-3048 Amrcn Fnds 2060 Trgt Dt Ret Fd	416,577	449,343
	American Funds	MF-1721 Amrcn Fnds 2030 Trgt Dt Ret Fd	391,883	415,488
	Vanguard	MF-2065 Vanguard Small Cap Index Fund	320,204	365,768
	BlackRock	MF-1711 BlackRock High Yield Bond Fund	291,773	292,096
	American Funds	MF-1720 Amrcn Fnds 2025 Trgt Dt Ret Fd	233,923	247,956
*	Fidelity Investments	Outside Fund	99,652	99,652
	American Funds	MF-1719 Amrcn Fnds 2020 Trgt Dt Ret Fd	59,859	62,039
	Cohen & Steers	MF-1110 Cohen & Steers Realty Shrs Fd	20,810	20,999
	American Funds	MF-1717 Amrcn Fnds 2010 Trgt Dt Ret Fd	8,644	8,889
	American Funds	MF-1718 Amrcn Fnds 2015 Trgt Dt Ret Fd	4,157	4,219
*	MassMutual Premier	Holding Account - MF-G	–	5
				37,248,919
*	Notes receivable from participants	4.25%- 6.50% maturing between Jan. 2020 and Aug. 2032		1,706,895
	Total			$38,955,814

* Denotes investment with party-in-interest.

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